UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 13, 2014

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On March 13, 2014, Independence Holding Company issued a news release announcing its 2013 Fourth-Quarter and Annual results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated March 13, 2014: Independence Holding Company Announces 2013 Fourth-Quarter and Annual Results.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>March 14, 2014</u>

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY   CONTACT: ADAM VANDERVOORT
96 CUMMINGS POINT ROAD   **(646) 509-2156**
STAMFORD, CONNECTICUT 06902   **www.IHCGroup.com**
NYSE: IHC

NEWS RELEASE

**INDEPENDENCE HOLDING COMPANY ANNOUNCES
2013 FOURTH-QUARTER AND ANNUAL RESULTS**

Stamford, Connecticut, March 13, 2014. Independence Holding Company (NYSE: IHC) today reported 2013 fourth-quarter and annual results.

Financial Results

IHC reported net income of $.10 per diluted share, or $1,748,000, for the three months ended December 31, 2013 compared to $.46 per diluted share, or $8,290,000, for the three months ended December 31, 2012. Revenues increased 27% to $143,618,000 for the three months ended December 31, 2013 compared to revenues for the three months ended December 31, 2012 of $112,960,000, primarily due to increases in premium revenue. The fourth quarter of 2013 was negatively affected by a $4.2 million loss before taxes in our major-medical lines that is largely attributable to the requirements of the Affordable Care Act (ACA).

For the year ended December 31, 2013, IHC reported net income of $.77 per diluted share, or $13,779,000, compared to $1.09 per diluted share, or $19,661,000, for the year ended December 31, 2012. Revenues increased 34% to $575,044,000 for the year ended December 31, 2013 compared to revenues for the year ended December 31, 2012 of $428,061,000, primarily due to an increase in premium revenue and net realized investment gains. The year ended 2013 was negatively affected by $8.4 million of losses before taxes in our major-medical lines for the reason referred to above.

2013 results include the write-off of approximately $9.3 million of deferred acquisition costs related to a coinsurance agreement entered into by Madison National Life to cede approximately $219 million of reserves (primarily annuities) in the second quarter of 2013. However, those costs were more than offset by the gains realized by the Company in the transaction, most of which resulted from the required sale and transfer of invested assets. Also, IHC's 2012 results (Q4 and year-end) were positively affected by an increase of $4,637,000, net of minority interest, for an increase in the deferred tax asset related to AMIC's federal net operating loss carryforward (NOL); there was not a corresponding positive affect during 2013. The deferred tax asset is reviewed for reasonableness on a quarterly basis.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "2014 marks our transition, after exiting the individual major-medical line and severely curtailing our small-group major-medical line, to a specialty health company focusing on higher-margin medical stop-loss and ancillary health benefits, disability income, and pet insurance. No longer will a significant portion of our premiums be derived from unprofitable major-medical business subject to ever-changing ACA regulations. Our stop-loss and pet lines are experiencing significant growth as the markets for these products expand. Our disability income business is expanding, and the demand for our ancillary health products (dental, vision, short-term medical and supplemental products such as fixed-indemnify limited benefit, critical illness and hospital indemnity) is also increasing as consumers pursue alternatives to the expensive plans offered on the public exchanges. We are well-positioned to take advantage of the changing distribution of these products through direct-to-consumer tools, including our private exchange (healthedeals.com), call center and consumer direct sales agency."

Mr. Thung continued, "Earned premium for medical stop-loss, our largest segment, grew substantially over the same quarter and twelve months of last year. This growth is being driven by the business we write on a direct basis. Annual written premiums for the direct business increased approximately 24% over 2012 levels. We attribute this growth to enhanced sales efforts, focused underwriting and a general expansion of the market as new employer groups migrate to self-funding from fully insured in response to health care reform. We expect continued growth of business written in 2014, as evidenced by our 35% growth in business written in January 2014, which is our largest production month. Profitability of our medical stop-loss line continues at expected levels.

Although we have generated positive underwriting margins in the fully insured segment over the past five years, our results for the fourth quarter (and the first three quarters) of 2013 were negatively affected by the significant losses in our major-medical lines of business stemming from our compliance with the requirements of the ACA. As mentioned above, we have now exited the individual major-medical line and curtailed our sale of small-group major-medical policies. The significant losses resulting from major medical are now behind us, although we may continue to see relatively insignificant negative results on the (much smaller) remaining block of policies through run-out. In aggregate, we expect that our fully insured underwriting margins will return to or exceed their historical levels.

Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately six years. Our book value was $15.22 per share at December 31, 2013 and our total stockholders' equity is $269 million. During 2014 to date, we have repurchased 58,632 shares of IHC stock for $739,857 at prices ranging from $11.54 to $14.00 per share. As a result of our expected significant increase in sales of stop-loss and an increase of higher-margin fully insured products not negatively affected by reform and the absence of aforementioned significant losses, we are optimistic as to our 2014 operating results."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life markets medical stop-loss, group major medical, short-term medical, limited medical, group long-term and short-term disability and life, dental, vision and various supplemental products. Madison National Life sells group life and disability, group major medical, dental, individual life insurance and various supplemental products. Independence American offers pet insurance, non-subscriber occupational accident, international coverages, small-group major medical and short-term medical. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

INDEPENDENCE HOLDING COMPANY

FOURTH QUARTER REPORT
December 31, 2013
(In Thousands, Except Per Share Data)

	Three Months Ended December 31,		Year Ended December 31,	
	2013	**2012**	**2013**	**2012**
REVENUES:				
Premiums earned	$ 127,984	$ 94,588	$ 495,991	$ 356,067
Net investment income	5,627	7,650	27,471	33,356
Fee income	8,083	8,226	26,954	29,290
Other income	945	1,395	4,878	4,953
Net realized investment gains	979	1,101	19,750	5,099
Total other-than-temporary impairment losses	-	-	-	(704)
	143,618	112,960	575,044	428,061
EXPENSES:				
Insurance benefits, claims and reserves	91,877	64,357	354,790	244,791
Selling, general and administrative expenses	46,214	40,405	179,553	149,999
Amortization of deferred acquisitions costs	1,340	1,754	15,132	6,566
Interest expense on debt	468	503	1,915	2,091
	139,899	107,019	551,390	403,447
Income before income taxes	3,719	5,941	23,654	24,614
Income taxes	1,577	(4,120)	8,398	2,003
Net income	2,142	10,061	15,256	22,611
Less: income from noncontrolling interests in subsidiaries	(394)	(1,771)	(1,477)	(2,950)
NET INCOME ATTRIBUTABLE TO IHC	$ 1,748	$ 8,290	$ 13,779	$ 19,661
Basic income per common share	$ .10	$ .46	$ .78	$ 1.09
WEIGHTED AVERAGE SHARES OUTSTANDING	17,682	17,946	17,758	17,979
Diluted income per common share	$ .10	$ .46	$ .77	$ 1.09
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,815	18,123	17,871	18,088

As of March 1, 2014, there were 17,608,549 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

		December 31, 2013		December 31, 2012
ASSETS:				
Investments:				
Short-term investments	$	50	$	50
Securities purchased under agreements to resell		22,594		33,956
Trading securities		7,125		7,016
Fixed maturities, available-for-sale		542,287		719,602
Equity securities, available-for-sale		11,803		15,598
Other investments		25,123		35,134
Total investments		608,982		811,356
Cash and cash equivalents		24,229		23,945
Deferred acquisition costs		29,777		33,401
Due and unpaid premiums		59,435		49,430
Due from reinsurers		380,229		166,880
Premium and claim funds		37,353		40,596
Goodwill		50,318		50,318
Other assets		78,712		86,382
TOTAL ASSETS	$	1,269,035	$	1,262,308
LIABILITIES AND STOCKHOLDERS' EQUITY:				
LIABILITIES:				
Policy benefits and claims	$	237,754	$	194,480
Future policy benefits		287,449		290,238
Funds on deposit		274,826		278,084
Unearned premiums		12,423		8,453
Other policyholders' funds		25,129		22,373
Due to reinsurers		37,113		48,192
Accounts payable, accruals and other liabilities		71,889		71,495
Debt		6,000		8,000
Junior subordinated debt securities		38,146		38,146
TOTAL LIABILITIES		990,729		959,461
STOCKHOLDERS' EQUITY:				
IHC STOCKHOLDERS' EQUITY:				
Preferred stock (none issued)		-		-
Common stock		18,524		18,462
Paid-in capital		126,239		126,589
Accumulated other comprehensive income (loss)		(10,472)		15,013
Treasury stock, at cost		(8,169)		(4,533)
Retained earnings		142,669		130,153
TOTAL IHC STOCKHOLDERS' EQUITY		268,791		285,684
NONCONTROLLING INTERESTS IN SUBSIDIARIES		9,515		17,163
TOTAL EQUITY		278,306		302,847
TOTAL LIABILITIES AND EQUITY	$	1,269,035	$	1,262,308